Exhibit 99.1

Indaba Capital Management, L.P.

One Letterman Drive

Building D, Suite 700

San Francisco, CA 94129

July 27, 2022

Tabula Rasa HealthCare, Inc.

228 Strawbridge Drive, Suite 100

Moorestown, New Jersey 08057

Attn:	Brian W. Adams, Co-President and Secretary

Re:	Demand for Books and Records Pursuant to 8 Del. C. § 220

Dear Mr. Adams:

Indaba Capital Management, L.P., a Delaware limited partnership (“Indaba Capital Management”), is the beneficial owner (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 6,521,578 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (“TRHC” or the “Company”). Indaba Capital Management and certain of its affiliates (collectively, “Indaba”) beneficially own approximately 25.2% of the Company’s outstanding shares of Common Stock.

Indaba has been privately engaging with the board of directors of the Company (the “Board”) regarding its concerns about the Company’s poor corporate governance, trajectory of the Company and its view that the Board needs to be refreshed. As noted in Indaba’s July 20, 2022 letter to the independent directors of the Company, Indaba has raised significant concerns regarding the independence of the directors and what appears to be the Board’s failure to hold management, particularly the Knowltons, accountable. For example, Indaba has highlighted the Knowltons’ troubling history of share pledging, which seemingly contravenes the Company’s policies, dates back to at least 2018 and has had a disastrous impact on the performance of the Company’s stock. Indaba has also identified questionable trading patterns by both the Knowltons and the Board’s lead independent director, A. Gordon Tunstall, in which sizable sales or pledging arrangements seem to have occurred shortly before or after changes to the Company’s guidance. Accordingly, Indaba is seeking the books and records identified below to investigate potential misconduct and assess each individual directors’ independence, adherence to internal policies and performance of their fiduciary duties.

Factual Background

According to the Company’s public filings, its insider trading policy prohibits all officers, non-employee directors, employees, advisory board members, agents, and consultants from “engaging in any pledging transactions, except in unusual circumstances and depending on approval by the Board or the Compensation Committee (emphasis added).”1 In addition, the Company’s filings provide that “[s]uch approval typically will depend on the TRHC team member’s clearly demonstrated financial capacity to repay the loan without resorting to the pledged securities.”2 This indicates that even in the “unusual circumstance” that pledging has been approved, the expectation is that such shares should not actually be sold if a margin call occurs.

1 Tabula Rasa HealthCare, Inc. Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022 (the “2022 Proxy Statement”) at 58.

2 2022 Proxy Statement at 58.

In addition, each of Dr. Calvin Knowlton and Dr. Orsula Knowlton are party to a Change-in-Control and Severance Agreement with the Company, which agreement provides that the executive party to it agrees to be subject to any compensation clawback, recoupment, and anti-hedging and pledging policies that may be applicable to an employee of the Company. Therefore, it is clear that anti-pledging is an essential policy applicable to management, and that deviations from this policy need to be carefully reviewed and approved by the Board.

In light of the foregoing, we are dumbfounded that the Board appears to have approved of the Knowltons’ decision to pledge an aggregate of 1,482,3693 shares of Common Stock (representing the vast majority of their total beneficial ownership). We are even more dismayed that, as set forth below, many of the Knowltons’ pledged shares were in fact sold.

The Company’s public filings reveal an alarming timeline of pledging activities by the Knowltons, which raises serious questions about the independence of directors, as the Board does not seem capable of providing proper oversight over management.

As disclosed in 2022 Proxy Statement, on October 4, 2021, each of Dr. Calvin Knowlton and Dr. Orsula Knowlton entered into a separate Restricted and Control Stock Certification and Agreement with Bank of America Merrill Lynch (each a “BoA Pledge Agreement” and together, the “BoA Pledge Agreements”). Pursuant to Dr. Calvin Knowlton’s BoA Pledge Agreement, he pledged an aggregate of 439,013 shares of Common Stock, and pursuant to Dr. Orsula Knowlton’s BoA Pledge Agreement, she pledged an aggregate of 384,042 shares of Common Stock, for a total of 823,055 shares of Common Stock. On October 4, 2021, the closing price of the Company’s Common Stock was $23.61.

The 2022 Proxy Statement also disclosed, for the first time, the existence of the Third Amended and Restated Pledge Agreement (the “Third Pledge Agreement”), dated as of November 11, 2021, by and among Dr. Calvin Knowlton, Dr. Orsula Knowlton, and the Liberty Bell Bank. Drs. Knowlton pledged an aggregate of 659,314 under this Third Pledge Agreement,4 or approximately 74% of the remaining shares of Common Stock they beneficially own.

The existence of the Third Pledge Agreement indicates that the Knowltons previously entered into a Second Amended and Restated Pledge Agreement, a First Amended and Restated Pledge Agreement and an original Pledge Agreement (the “Amended Pledge Agreements”). Indaba did not spot any prior filings disclosing these Amended Pledge Agreements.

3 2022 Proxy Statement at 58.

4 2022 Proxy Statement at 58.

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The BoA Pledge Agreements and the Amended Pledge Agreements show that the Board approved at least six separate instances that the Board deemed to be the kind of “unusual circumstances” that warranted deviating from the Company’s insider trading policy’s prohibition on pledging, and what is generally considered a fundamental corporate governance policy, in order to permit the Knowltons to pledge securities.

The consequence of these pledges have been disastrous for stockholders. As noted, the BoA Pledge Agreements were entered into on October 4, 2021, four days after the close of a disappointing third quarter. Just one month later, on November 4, 2021, the Company issued its earnings release and downwardly revised its full year guidance, information the Knowltons should have known at the time they entered into the BoA Pledge Agreements.5

Following the Company’s downward revisions, the closing price of the Company’s stock plummeted from a closing price of $29.76 on November 4, 2021 to $14.20 on November 5, 2021. Unsurprisingly, this precipitous drop in the value of the Company’s stock triggered a margin call under the BoA Pledge Agreements, resulting in the forced sale of an aggregate of 823,055 shares of Common Stock from November 8, 2021 through November 17, 2021.6 The Knowltons did not cover the margin call with alternative means, and allowed the forced sale to go through.

Fortuitously for the Knowltons, due to their pledging agreement and the resulting forced sales, their shares were sold for prices ranging from $12.63 to $14.15. Unfortunately for stockholders, the Knowltons’ sales may have contributed to a further dramatic decline in the Company’s share price, reaching a low of $2.09 in May 2022.

Remarkably, the Board apparently did not find the forced sales under the BoA Pledge Agreements troubling enough to reevaluate its willingness to allow the Knowltons to again pledge securities. In the midst of these forced sales, on November 11, 2021, the Knowltons entered into the Third Pledge Agreement, which the Board appears to have permitted.

In addition to the Board’s apparent approval of the share pledges, the Board has engaged in other conduct that calls into question its independence. One such example is that the Board selected as its lead independent director, Mr. Tunstall, who has significant, potentially disabling conflicts. There is no doubt that Mr. Tunstall is a longstanding associate of the Knowltons, as Mr. Tunstall appears to have served at a prior company owned by the Knowltons, excelleRx, Inc., and one of his companies previously engaged in related-party transactions with the Company. Such long-standing ties should disqualify him from being deemed an independent director and certainly from serving as lead independent director of the Board.

Similarly, we understand that the Company provides medication fulfillment pharmacy services and certain PACE solutions services to Hope Healthcare Services. Dr. Samira Beckwith, a member of the Board, is the President and Chief Executive Officer of Hope Healthcare Services. In FY 2021, approximately $6,605,000 of revenue related to Hope Healthcare Services was included in the Company’s consolidated statements of operations. As a customer of the Company, we struggle to understand how Dr. Beckwith can act with sufficient independence to hold management accountable. Presumably, it is management who sets the terms of the customer contract with Hope Healthcare Services, and, accordingly, we find her customer relationship to be highly problematic and believe this relationship could impair her independence in reviewing and approving the Knowltons’ pledge agreements.

5 Exhibit 99.1 to the Company’s Current Report filed on Form 8-K with the SEC on November 4, 2021.

6 The Company’s Current Report filed on Form 8-K with the SEC on November 18, 2021.

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In addition to the Knowltons’ alarming pledging activities, the Company’s public filings also reveal a troubling pattern of the Company issuing aggressive earning projections, which are then ultimately downwardly revised, but not before Mr. Tunstall is able to effect sales of Common Stock in the open market. Since March 2019, Mr. Tunstall has sold approximately $2.5 million of Common Stock while only purchasing approximately $55,000 of Common Stock. Moreover, it appears that several of these sales were not made pursuant to a 10b5-1 trading plan. As a member of the Audit Committee of the Board since the Company’s initial public offering in 2016, we would expect Mr. Tunstall to have an especially comprehensive understanding of the Company’s finances and to be actively involved in the Company’s public messaging around its financial position and future projections. In light of this, we find the timing of his sales relative to the Company’s issuance of guidance extremely problematic, as illustrated by the below timeline.

Partial Timeline of Revenue Guidance and Mr. Tunstall’s Open Market Sales:

2019

•	February 28, 2019, the Company reports its FY 2018 results and provides revenue guidance of $250 million - $260 million for FY 2019.
•	May 8, 2019, the Company reports its 2019 Q1 earnings and raises FY 2019 revenue guidance to $280 million - $290 million.
•	June 19, 2019, Mr. Tunstall sells approximately $52,000 of Common Stock.
•	July 10, 2019, Mr. Tunstall sells approximately $53,000 of Common Stock.
•	August 8, 2019, the Company reports its 2019 Q2 earnings and again raises FY 2019 revenue guidance to $283 million - $293 million.
•	August 14, 2019, Mr. Tunstall sells approximately $63,000 of Common Stock.
•	August 21, 2019, Mr. Tunstall sells approximately $650,000 of Common Stock.
•	September 11, 2019, Mr. Tunstall sells approximately $53,000 of Common Stock.
•	November 7, 2019, the Company reports its 2019 Q3 earnings and lowers FY 2019 revenue guidance to $282 million - $285 million.
•	February 27, 2020, the Company reports FY 2019 revenue of $285 million.

2021

•	May 6, 2021, the Company reports its 2021 Q1 earnings and reiterates FY 2021 revenue guidance of $336 million -$356 million.
•	May 14, 2021, Mr. Tunstall sells approximately $412,000 of Common Stock.
•	May 20, 2021, Mr. Tunstall sells approximately $411,000 of Common Stock.
•	August 5, 2021, the Company reports its 2021 Q2 earnings and reiterates FY 2021 revenue guidance of $336 million - $356 million.
•	November 4, 2021, the Company reports its 2021 Q3 earnings and makes a significant downward revision to FY 2021 revenue guidance to $330 million - $332 million.

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Based on the foregoing, we are once again struck by the fortuitous timing of sales of the Company’s stock by a member of the Board, and are concerned that this may be indicative of potential misconduct.

Our Books and Records Demand: Proper Purpose

Accordingly, Indaba demands production of the Company’s books and records, as itemized in detail on the following page. The purposes of the demand for inspection are to allow Indaba to:

1.	Investigate potential wrongdoing, mismanagement, conflicts of interest, and corporate waste conducted or approved by certain members of the Company’s Board and/or management team;
2.	Analyze Board processes, including any Board committee processes, to determine whether there were failures by the Board or its committees in their oversight related to the Knowltons’ share pledges, including whether any Board member faces conflicts of interest in connection with the Knowltons;
3.	Analyze Board processes, including any Board committee processes, to determine whether there were failures by the Board or its committees in their oversight related to the directors’ trading and the institution and administration of an effective insider trading policy;
4.	Determine the independence and disinterestedness of the directors serving on the Board, including based on whether they took appropriate action after receiving information regarding the health of the Company or potential director misconduct;
5.	Determine whether and which members of the Company’s management team and/or Board are fit to continue serving as directors and officers of the Company in light of the issues set forth herein; and
6.	Evaluate potential corrective measures and appropriate actions in the event certain directors or others did not properly discharge their fiduciary duties, including evaluating whether to nominate a competing slate of directors.

Under DGCL Section 220(b), a stockholder of a company may demand review and inspection of a company’s books and records upon a showing of a “proper purpose.” 8 Del. C. § 220(b). Under 8 Del. C. § 220(b)(2), a “proper purpose” shall mean a purpose reasonably related to such person’s interest as a stockholder. Under Delaware law, it is well established that a stockholder’s “desire to investigate wrongdoing or mismanagement is a ‘proper purpose’” for a books and records demand. Seinfeld v. Verizon Commc’ns Inc., 909 A.2d 117, 121 (Del. 2006) (citing Nodana Petroleum Corp. v. State ex rel. Brennan, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.” Id. (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)); see also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc., 1 A.3d 281, 289 n. 30 (“[P]roper purpose” includes “to discuss corporate finances and management’s inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management,” “to communicate with other shareholders in order to effectuate changes in management policies,” and “to determine an individual’s suitability to serve as a director”) (citation omitted). See also AmerisourceBergen Corp. v. Lebanon County Employees’ Ret. Fund, C.A. No. 2019-0527-JTL, at n.30 (Del. 2020) (listing myriad proper purposes accepted under Delaware law, including “to communicate with other stockholders in order to effectuate changes in management policies; [and] to determine an individual’s suitability to serve as a director”).

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Stockholders may use information about corporate mismanagement or wrongdoing in several ways. For example, they may “seek an audience with the board [of directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors.” Seinfeld, 909 A.2d at 119-20 (quoting Saito, 806 A.2d at 117). These possible courses of action fall well within a stockholder’s rights under Delaware law, and thus gathering information to make a determination is proper.

Delaware law similarly establishes that determining an “individual’s suitability to serve as a director” or the “independence of directors” are independent proper purposes for a stockholder’s books and records demand. Woods Trustee of Avery L. Woods Trust v. Sahara Enters., Inc., 238 A.3d 879, 890 (Del. Ch. 2020); AmerisourceBergen Corp., 2020 WL 7266362, at *4. The Books and Records requests below are all directly connected with investigating potential mismanagement at the Company, determining whether the Board members are suitable for Board service, and establishing whether the Board is sufficiently independent to make decisions that are in the best interests of stockholders, including Indaba.

Demand for Inspection of Books and Records

As the record holder of the Shares, pursuant to DGCL Section 220, Indaba demands that it and its designated agents be given the opportunity to inspect and copy the following Books and Records from July 27, 2017 to present, except when otherwise stated, during the Company’s usual business hours, and to make copies or extracts therefrom:

1.	Any materials (resolutions, presentations, reports, electronic communications, written statements, etc.) provided to the Board, any subcommittee thereof, or any director regarding the Knowlton share pledges, including (i) the potential pledges and the pledge agreements, (ii) the Knowltons’ ability to pay without resorting to the pledged securities, (iii) forced sales of Knowlton shares; (iv) the stock price performance in Q3 and Q4 2021; (v) future projections for the Company during all periods when the Knowltons were considering or had signed pledge agreements;

2.	Each pledge agreement signed by the Knowltons, including all amendments, regardless of time period;

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3.	Any final or near-final materials provided to the Board, any subcommittee thereof, or any director regarding the performance of the Company, and any projections regarding future performance:

(i)	relating to the third quarter of 2021; and
(ii)	for the period from March 1, 2019 through the present;

4.	Any materials (presentations, reports, electronic communications, or written statements) provided to the Board, any subcommittee thereof, or any director regarding the performance of the Company, board governance, or the Knowltons as executive management by any independent consultant or auditor from 2021;

5.	Any insider trading policy or any other policy or guidelines applicable to officers or directors with respect to their ability to trade, pledge or otherwise transact in the securities of the Company, and any minutes or materials provided to the Board regarding the Company’s insider trading policy or approval of transactions thereunder;

6.	Any minutes of any meeting of the Board or subcommittee thereof relating to or reflecting any of the matters described above, including (i) the share pledges; (ii) the forced sale; (iii) independent evaluation of Board functioning and management performance; (iv) Company performance and forecasts in Q3 and Q4 2021; and (v) conflicts of interests/conflicted transactions with any director during 2020 and 2021;

7.	Director questionnaires and any materials provided to or by members of the Board regarding potential or actual director conflict of interests;

8.	The Company’s agreement with Hope Healthcare Services, including any amendments relating thereto;

9.	Any materials (presentations, reports, electronic communications, or written statements) provided to the Board, any subcommittee thereof and minutes of any meeting of the Board or subcommittee thereof relating to or reflecting the approval of the Company’s agreement with Hope Healthcare Services;

10.	Any materials (presentations, reports, electronic communications, or written statements) provided to the Board, any subcommittee thereof and minutes of any meeting of the Board or subcommittee thereof relating to the assessment or evaluation of director independence for purposes of NASDAQ stock exchange listing requirements;

11.	Any minutes of any meeting of the Board or subcommittee thereof or materials (presentations, reports, electronic communications, written statements, etc.) provided to the Board or any subcommittee thereof relating to the setting or revising of financial projections since January 1, 2019;

12.	Mr. Tunstall’s 10b5-1 plan(s) and any materials relating to or approving any sale transaction by Mr. Tunstall; and

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13.	All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records referring or relating to the matters covered herein.

Indaba demands that all modifications or additions to any and all information referred to above be immediately furnished to Indaba as such modifications or additions become available to the Company or its agents or representatives. It is requested that the information identified above be made available to the designated parties no later than August 4, 2022. Should the Company refuse to provide any of the demanded Books and Records, please provide a detailed written explanation of the Company’s justification for any such refusal.

Please direct all responses to this demand to our outside counsel as follows:

Elizabeth Gonzalez-Sussman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2206 Phone

(212) 451-2222 Fax

EGonzalez@olshanlaw.com

This demand also authorizes Elizabeth Gonzalez-Sussman and Lori Marks-Esterman of Olshan Frome Wolosky LLP, and any of their respective partners or employees or other persons designated by the foregoing, to conduct the inspection and copying of the Books and Records demanded, and to otherwise act on Indaba’s behalf. Indaba has executed a Power of Attorney designating Mmes. Gonzalez-Sussman and Marks-Esterman as its agents, which is enclosed with this letter. An affidavit relating to this notice and stockholder demand pursuant to Section 220 of the DGCL is also attached to this letter.

This notice complies in all respects with applicable law. If, however, the Company believes that this notice is incomplete or otherwise deficient in any respect, please contact Mmes. Gonzalez-Sussman or Marks-Esterman immediately so that any alleged deficiencies may be promptly addressed. Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Sincerely,

Indaba Capital Management, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

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